impact capital

Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

[redacted]

Brisbane
Sydney
Melbourne
Perth
Auckland

08003200

02 June 2008

SEC No. 82-34925

SEC
Mail Processing
Section

JUN 1 0 2008

Washington, DC
101

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of May 2008.

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

Sincerely,

Alison Hill

SEC Mail Processing Section
JUN 10 2008
Washington, DC
101

For personal use only

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Impact Capital Limited
ACN/ARSN	094 503 385

1. Details of substantial holder(1)

Name:	Insight Capital Management Pty Ltd and Associates
ACN/ARSN (if applicable) :	104 565 657
There was a change in the interests of the substantial holder on :	28/04/2008
The previous notice was given to the company on :	22/11/2007
The previous notice was dated :	22/11/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	4,843244	7.23%	5,512,498	8.46%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17/10/2007 – 21/11/2007	Insight Capital Management Pty Ltd and Related Entities	On Market Purchases	$385,272	669,254	669,254

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4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder(8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Insight Capital Management Pty Ltd	Insight Capital Management Pty Ltd	Insight Capital Management Pty Ltd	Beneficial	1,601,434	1,601,434
A&A Collins Super Fund	A&A Collins Super Fund	A&A Collins Super Fund	Beneficial	3,647,357	3,647,357
Collins Super Fund	Collins Super Fund	Collin s Super Fund	Beneficial	263,707	263,707

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Anthony Collins	PO Box R1876 Royal Exchange NSW 1225

Signature

print name: Anthony Edward Collins capacity: Director and Trustee

sign here [signature] date: 07/05 /2007

For personal use only

INVESTOR PRESENTATION
MAY 2008

IMPACT CAPITAL LIMITED (ICD)

For personal use only

Impact capital

Disclaimer

- This presentation is designed to provide a general overview of the activities and financial position of Impact Capital Limited. The material set out in the presentation is current as at 30 April 2008. It is information in summary form and does not purport to be complete.
- This presentation may contain forward looking statements about estimates and outcomes which may be affected by internal and external factors and involve known and unknown risks which may cause actual results and business performance to differ from those expressed or implied in such statements. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or the likelihood that the assumptions, estimates or outcomes will be achieved.
- Whilst management has taken every effort to ensure the accuracy of the material in this presentation, it is provided for information only. Impact Capital Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on this presentation.
- It is not intended that the material in this presentation be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered with or without professional advice, when deciding if an investment is appropriate.

Impact capital

Agenda

For personal use only

- Corporate Profile
- The Products
- The Market
- The Risks
- Financial Highlights
- Outlook

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Corporate Profile

Impact Capital is an “event lender”

- Providing innovative forms of financing to consumers in special circumstances
- Where the financing decision, repayment structure and loan risks are tied to an “event” outcome
- Current focus is on pre-settlement financing
- Prime mover advantage with traditional consumer financiers unable to recognise the “event” as an asset and a means for repayment
- No exposure to sub prime lending

For personal use only

Impact capital

Corporate Profile

Board of Directors

Kenneth Rich	Chairman and Independent Non-Executive
Russell Templeton	MD and CEO
John Laurie	Independent Non-Executive
Lawrence Litzow	Independent Non-Executive

Capital Structure

$20.0m Shareholders Funds
65.2m Fully Paid Ordinary Shares
1.3m Executive Share Options (subject to share price hurdles)
800 Shareholders
45% of FPO held by Investment Funds
13% of FPO held by Directors and Executives (no margin loans)

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Corporate Profile

Debt Facility

- Facility with BankWest totalling $50.5m
- Expiry September 2010 with bullet repayment
- Interest rate margin is fixed at BBSW + 1.25%
- Facility fee is fixed at 0.50%
- Secured by fixed and floating charge over Group Assets
- Key financial covenants are:
  - LVR equal or less than 70%
  - Debt Service Cover equal or greater than 2x
- Drawn to $43m

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Impact capital

The Products

The products have the following core elements:

- An identifiable source of funds for repayment other than employment and income
- An "almost immediate" right to be paid is established although the timing is uncertain
- No requirement for periodic repayment of principal and interest
- A (Solicitors or Real Estate Agents) trust account through which repayment is made
- An identifiable existing distribution network for the products

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The Products

Matrimonial Property Settlements

- Borrowers are individuals involved in Family Law Property Settlements
- Purpose is payment of legal fees, disbursements & living expenses
- Repayment source is net asset pool crystallizing on settlement
- Security is provided by irrevocable instruction and consent to mortgage
- LVR is maximum of 30% of net asset pool
- Interest rate: 15.95% - 21.95% compounding daily
- Assessment fee: 4% - 8%* of principal value
- Annual fee: 5.5% at each 12 month anniversary
- Repayment profile: 82% within 12 months, 98% within 24 months
- Loan size: $35,000*

* average

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The Products

Personal Injury Pre-Settlement

- Borrowers are plaintiffs in Personal Injury claims
- Purpose is for payment of living expenses
- Repayment source is defendant insurer or Workcover authority on settlement of claim
- Security is provided by irrevocable instruction
- LVR is maximum of 30% of NET amount to be received by borrower
- Interest rate: 24.95% compounding daily
- Assessment fee: 8%* of principal value
- Annual fee: 5.5% at each 12 month anniversary
- Repayment profile: 68% within 12 months, 88% within 24 months
- Loan size: $10,000*

* average

For personal use only

Impact capital

The Products

Inheritance Funding

- Borrowers are beneficiaries in wills and estates
- Purpose is payment of legal fees and living expenses
- Repayment source is net asset pool of estate
- Security provided by irrevocable instruction and consent to mortgage
- LVR is maximum of 30% of net asset pool
- Interest rate: 15.95% - 21.95% compounding daily
- Assessment fee: 4% - 8%* of principal value
- Annual fee: 5.5% at each 12 month anniversary
- Repayment profile: 85% within 12 months, 98% within 24 months
- Loan size: $33,000*

* average

For personal use only

Impact capital

The Products

Disbursement Funding

- Borrowers are plaintiffs in Personal Injury claims
- Purpose is payment of claim disbursements
- Repayment source is defendant insurer or Workcover authority on settlement of claim
- Security is provided by irrevocable instruction & guarantee from law firm (including personal guarantees from the firm's partners)
- Interest rate: 17.95% compounding daily
- Assessment fee: $69* per $2,000 of principal value
- Annual fee: $37* per $2,000 at each 12 month anniversary
- Repayment profile: 81% within 12 months, 98% within 24 months
- Loan size: $4,000*

* average

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Impact capital

The Products

Property Marketing Finance

- Borrowers are vendors of residential property
- Purpose is payment of vendor marketing costs
- Repayment source is property settlement
- Security is provided by irrevocable instruction and consent to mortgage
- Borrower must have a minimum of 20% equity in property being sold and a clear consumer credit rating
- Interest rate: 15.95% - 18.95% compounding daily
- Assessment fee: $300*
- Annual fee: not applicable
- Repayment profile: 80% within 3 months, 100% within 15 months
- Loan size: $4,000*

* average

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The Market

Market Sizing (Australia)

- 55,000 divorces are granted annually
- 200,000 personal injury claims lodged annually
- Law firm overdrafts estimated at $400m - $500m
- 130,000 estates are created annually
- 145,000 residential property auctions held annually

Geographical Penetration

- Expansion to critical mass in Southern states targeted by BDM's
- Expansion to New Zealand for applicable products
- Solicitor referral network in excess of 1300 firms

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The Market

Geographical Presence



Loan Book by Geographical Location as at 30-Jun-07
NZ 1%
WA 13%
TAS 0%
VIC 12%
SA 2%
NT 0%
ACT 1%
NSW 21%
QLD 50%
QLD
NSW
ACT
NT
SA
VIC
TAS
WA
NZ



Loan Book by Geographical Location as at 30-Apr-08
NZ 2%
WA 13%
TAS 0%
VIC 10%
SA 2%
NT 0%
ACT 2%
NSW 29%
QLD 42%
QLD
NSW
ACT
NT
SA
VIC
TAS
WA
NZ

For personal use only

The Market

Product Mix


Loan Book by Product as at 30-Jun-07
PMF
0%
Outlays
19%
Personal Injury
41%
Inheritance
Funding
6%
Family Law
34%
Personal Injury
Family Law
Inheritance Funding
Outlays
PMF


Loan Book by Product as at 30-Apr-08
PMF
0%
Outlays
18%
Personal Injury
32%
Inheritance
Funding
3%
Family Law
47%
Personal Injury
Family Law
Inheritance Funding
Outlays
PMF

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The Risks

Regulatory Environment

- Policies and procedures ensure continuous compliance with:
  - Uniform Credit Code (UCC)
  - Privacy Act
  - AML / CTF
- Specialist compliance solicitors provide ongoing advice
- Unaffected by national interest rate cap (48%).

Economic Conditions

- No exposure to sub prime lending
- Risk profiles remain unaltered due to confirmation of borrowers right to claim or asset pool prior to disbursement of funds
- No reliance on borrowers employment or income to service loan
- Assessment criteria unaltered but a more conservative valuation of net asset pool adopted
- No increase in provisioning since 31 December 2007

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Financial Highlights

Summary (consolidated)

	1H 2008	FY 2007	FY 2006
Revenue (net interest and fees)	$4.4m	$5.9m	$2.8m
Normalised operating profit before tax	$1.9m	$2.5m	$0.1m
Net profit (loss) after tax	$1.1m	($0.3m)	$1.8m
Non-operating items before tax			
- profit on sale of subsidiary	$0.0m	$0.0m	$2.1m
- profit (loss) on sale / dilution of investment	$0.2m	$0.4m	$0.0m
- impairment of investment	$0.0m	($2.4m)	$0.0m
Franking credits available	$1.7m	$1.2m	$0.0m
Gross loan book	$52.3m	$39.6m	$18.9m

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Impact capital

Financial Highlights

Net Loans and Advances

	FY 1H08	FY 2007	FY 2006
Principal	$44.9m	$34.9m	$17.6m
Capitalised interest and fees	$7.5m	$4.7m	$1.7m
Provision for impairment	($0.8)	($0.6)	($0.4m)
TOTAL	$51.6m	$39.0m	$18.9m
Principal disbursed	$24.0m	$34.0m	$17.4m
Principal repaid	$13.6m	$16.7m	$5.9m

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Impact capital

Financial Highlights

Significant Accounting Policies

- Interest Income is recognised over the term of the loan at the effective interest rate established on commencement of the loan. Includes the initial assessment fee.

- Annual Fee is recognised as fee income at the time the fee is charged.

- Impairment of loans is recognised immediately there is objective evidence that one or more events have had a negative effect on the future cash flows. Such events include:
  - death of borrower
  - borrower decides to represent himself
  - borrower no longer in contact with solicitor or Impact

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Financial Highlights

Accounting Profit -vs- Cashflow Profit

	Income	Cashflow
Interest income	Over the life of the loan	100% at repayment
Assessment fee	Over the life of the loan	100% at inception
Annual fee	In the period the fee is charged	100% at repayment
Expenses	In the period expense is incurred	100% on payment
Impairment	In the period impairment is identified	No cash flow

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Outlook

Growth Strategy

- Continued strong growth in loan book revenue and profit from existing products. Reflected in current gross loan book of $62.5m.
- Expansion of suite of innovative finance products with same core elements. Pending release of 2 additional pre-settlement lending products with a further 4 products in development for FY 2009.
- Consideration of acquisitions meeting strict criteria including earnings accretive and/or of strategic value.
- Entrench the company as innovative financier to fill void presently existing in Australia and NZ.
- Continued investment in IT platforms, credit risk management and process efficiencies.

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Outlook

Financial Outlook

- Estimated FY 2008 normalised operating profit before tax of $3.8m to $4.1m
- Estimated gross loan book for FY 2009 in excess of $100m
- Limited sensitivity of borrowers to interest rate changes allow net interest margins to be maintained
- Establishment of dividend policy including:
  - payout ratio of 25% of NPAT
  - franking credits available
  - dividend reinvestment plan
- Confident of obtaining further debt funding when required on suitable terms and conditions. Confidence is based on the Company's consistent track record and its strong relationships with financiers.

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Impact capital

PRESENTATION
MAY 2008

IMPACT CAPITAL LIMITED (ICD)

END